UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58835/October 23, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13223

In the Matter of	:	
	:	
CAT-A-TONIC BEVERAGE CORP.,	:	
CHLOROPHYLLIX INC.,	:	ORDER MAKING FINDINGS AND
CLEM'S STOX, INC.,	:	REVOKING REGISTRATIONS
FASHION BARN, INC., and	:	BY DEFAULT
MERLIN SOFTWARE TECHNOLOGIES	:	
INTERNATIONAL, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 19, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by September 29, 2008. See 17 C.F.R. § 201.141(a)(2)(ii). Answers were due ten days from the date of service, and, as of this date, no Respondent has filed an Answer. See 17 C.F.R. § 201.220(b); OIP at 3. A telephonic prehearing conference was held on October 21, 2008, in which none of the Respondents participated. In my Order of October 7, 2008, Respondents were put on notice that failure to file an Answer or participate in the telephonic prehearing conference would be grounds for finding them in default.

Since Respondents have not filed an Answer, appeared at the prehearing conference, or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, the following allegations of the OIP are deemed to be true as to these Respondents. See 17 C.F.R. § 201.155(a).

Cat-A-Tonic Beverage Corp. (Cat-A-Tonic) (CIK No. 1108598) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cat-A-Tonic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 8, 2000, which reported no assets.

Chlorophyllix, Inc. (Chlorophyllix) (CIK No. 1108564), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chlorophyllix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 7, 2000, which reported no assets.

Clem's Stox, Inc. (Clem's Stox) (CIK No. 1108557), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Clem's Stox is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 8, 2000, which reported no assets.

Fashion Barn, Inc. (Fashion Barn) (CIK No. 1108561), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fashion Barn is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 8, 2000, which reported no assets.

Merlin Software Technologies International, Inc. (Merlin) (CIK No. 1091394), is a revoked Nevada corporation located in Burnaby, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Merlin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of over $12 million since inception in 1999.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Cat-A-Tonic Beverage Corp., Chlorophyllix, Inc., Clem's Stox, Inc., Fashion Barn, Inc., and Merlin Software Technologies International, Inc., are hereby REVOKED.

_____
Robert G. Mahony

Administrative Law Judge